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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.            )*

Medix Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

585011 10 9
(CUSIP Number)

WellPoint Health Networks Inc.
1 WellPoint Way
Thousand Oaks, California 91362
Attn: General Counsel
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 585011 10 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
WellPoint Health Networks Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER
	OWNED BY EACH		4,255,216
REPORTING PERSON
	WITH	8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
4,255,216

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,255,216

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

STATEMENT PURSUANT TO RULE 13d-1
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the common stock (the "Medix Common Stock") of Medix Resources, Inc., a Colorado corporation ("Medix"). Medix's principal executive offices are at 420 Lexington Avenue, Suite 1830, New York, New York 10170.

Item 2. Identity and Background.

        The name of the person filing this statement is WellPoint Health Networks Inc., a Delaware corporation ("WellPoint"). The address of the principal business and principal office of WellPoint is 1 WellPoint Way, Thousand Oaks, CA, 91362. WellPoint serves the health care needs of more than 13 million medical and over 45 million specialty members through Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri and UNICARE. WellPoint offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include pharmacy benefit management, dental, utilization management, vision, mental health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration, and Medicare supplements.

        Information regarding the directors and executive officers of WellPoint is set forth on Schedule A attached hereto. All of the directors and executive officers of WellPoint are U.S. citizens.

        During the last five years, neither WellPoint nor, to the best knowledge of WellPoint, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On February 19, 2002, Medix and WellPoint entered into an Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which WellPoint made a convertible loan to Medix with a principal amount of $1,000,000. Section 1 of the Securities Purchase Agreement provided that the Note would be converted into shares of Medix Common Stock as follows:

          (a)  by WellPoint or Medix at the price per share of Medix Common Stock sold as part of a related private placement by Medix, if Medix obtained a written commitment of at least an additional $4,000,000 of equity by the close of business on September 30, 2002, or

          (b)  by WellPoint or by Medix at a price per share of Medix Common Stock equal to 80% of the then-current fair market value if Medix was unable to obtain a written commitment for the additional equity investment by the close of business on September 30, 2002. For the purposes of the preceding sentence, "fair market value" was defined as the average closing price of Medix Common Stock on the American Stock Exchange for the 20 trading days ending on the date prior to the date of conversion.

        On October 7, 2002, Medix informed WellPoint that Medix had elected to convert the Note into Medix Common Stock based upon the formula set forth in subsection (b) of the second sentence of the preceding paragraph. As a result, Medix has issued to WellPoint an aggregate of 2,405,216 shares of Medix Common Stock in satisfaction of the amounts owed under the Securities Purchase Agreement.

        On February 18, 2002, Medix and Professional Claim Services, Inc., a wholly owned subsidiary of WellPoint (which does business as WellPoint Pharmacy Management, "WellPoint Pharmacy Management"), entered into an Amended and Restated Common Stock Purchase Warrant (the "Warrant Agreement"). Pursuant to the Warrant Agreement, WellPoint Pharmacy Management may purchase up to seven million shares of Medix Common Stock at a price between $0.30 and $1.75 per share. The warrants granted in the Warrant Agreement become exercisable on the dates and based upon satisfaction of the conditions set forth in the Warrant Agreement. As of the date hereof, warrants representing the right to purchase an aggregate of 1,850,000 shares of Medix Common Stock are exercisable. The warrants had been granted to WellPoint Pharmacy Management pursuant to the Binding Letter of Intent for Pilot and Production Programs dated September 8, 1999 and Pilot Agreement dated December 28, 1999, both among WellPoint Pharmacy Management, Medix and Cymedix Lynx Corporation ("Cymedix"). Under these agreements, WellPoint was also granted the right to nominate one person for election to the Medix Board of Directors. Joan Herman, Executive Vice President of WellPoint, currently serves as a director of Medix pursuant to this arrangement.

        The descriptions of the Securities Purchase Agreement and the Warrant Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are included as exhibits hereto and incorporated by reference herein.

Item 4. Purpose of Transaction.

        WellPoint currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)-(b) WellPoint beneficially owns 2,405,216 shares of Medix Common Stock (the "Owned Shares") as a result of the conversion of the loan made pursuant to the Securities Purchase Agreement. Additionally, as a result of the Warrant Agreement, WellPoint may be deemed to be the beneficial owner of an additional 1,850,000 shares of Medix Common Stock (the "Warrant Shares"). Based upon the number of shares of Medix Common Stock disclosed to WellPoint by Medix as outstanding as of November 11, 2002, the Owned Shares together with the Warrant Shares constitute approximately 5.8% of the issued and outstanding shares of Medix Common Stock.

        To the knowledge of WellPoint, no shares of Medix Common Stock are beneficially owned by any of the persons named in Schedule A.

        (c) Neither WellPoint, nor, to the knowledge of WellPoint, any person named in Schedule A, has effected any transaction in the Medix Common Stock during the past 60 days.

        (d) All pecuniary interests in the Owned Shares and Warrant Shares are held by WellPoint.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships of the types referred to in Item 6.

Item 7. Material to be Filed as Exhibits.

1.
Securities Purchase Agreement, dated as of February 19, 2002, between WellPoint and Medix, incorporated by reference to Exhibit 10.7 to Medix's Amendment No.1 to Registration Statement on Form S-2 (Reg. No. 333-73572), filed with the SEC on February 28, 2002.

2.
General Security Agreement dated February 19, 2002, among Medix, Cymedix and WellPoint, incorporated by reference to Exhibit 10.9 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

3.
Binding Letter of Intent for Pilot and Production Programs dated September 8, 1999 among Medix, Cymedix and WellPoint Pharmacy Management, incorporated by reference to Exhibit 10.4 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

4.
Pilot Agreement dated as of September 28, 1999 between Cymedix and WellPoint Pharmacy Management, incorporated by reference to Exhibit 10.5 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

5.
Amended and Restated Warrant to Purchase Common Stock issued to WellPoint Pharmacy Management, dated September 8, 1999 and amended February 18, 2002, incorporated by reference to Exhibit 10.7 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

SIGNATURE

        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2002
WellPoint Health Networks Inc.
	By:	/s/ THOMAS C. GEISER
		Name:	Thomas C. Geiser
		Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

1.
Securities Purchase Agreement, dated as of February 19, 2002, between WellPoint and Medix, incorporated by reference to Exhibit 10.7 to Medix's Amendment No.1 to Registration Statement on Form S-2 (Reg. No. 333-73572), filed with the SEC on February 28, 2002.

2.
General Security Agreement dated February 19, 2002, among Medix, Cymedix and WellPoint, incorporated by reference to Exhibit 10.9 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

3.
Binding Letter of Intent for Pilot and Production Programs dated September 8, 1999 among Medix, Cymedix and WellPoint Pharmacy Management, incorporated by reference to Exhibit 10.4 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

4.
Pilot Agreement dated as of September 28, 1999 between Cymedix and WellPoint Pharmacy Management, incorporated by reference to Exhibit 10.5 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

5.
Amended and Restated Warrant to Purchase Common Stock issued to WellPoint Pharmacy Management, dated September 8, 1999 and amended February 18, 2002, incorporated by reference to Exhibit 10.7 to Medix's Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-73572), filed with the SEC on February 28, 2002.

SCHEDULE A

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND EXECUTIVE OFFICER OF WELLPOINT HEALTH NETWORKS INC.

        The name, business address and title with WellPoint, and present principal occupation or employment of each of the directors and executive officers of WellPoint are set forth below. Except as indicated, each person's business address is c/o WellPoint Health Networks Inc., 1 WellPoint Way, Thousand Oaks, CA, 91362. Each of the persons identified below is a citizen of the United States.

Name and Title	Present Principal Occupation Including Name of Employer
Leonard D. Schaeffer	Chairman and Chief Executive Officer, WellPoint Health Networks Inc.
D. Mark Weinberg	Executive Vice President and Chief Development Officer
Joan E. Herman	Executive Vice President, Senior, Specialty and State-Sponsored Programs
David S. Helwig	Executive Vice President, Blue Cross of California
Rebecca Kapustay	Executive Vice President, Blue Cross and Blue Shield of Georgia
John A. O'Rourke	Executive Vice President, Central Region
David C. Colby	Executive Vice President and Chief Financial Officer
Thomas C. Geiser	Executive Vice President, General Counsel and Secretary
Woodrow A. Myers, Jr., M.D.	Executive Vice President and Chief Medical Officer
Ronald Ponder	Executive Vice President and Chief Information Officer
Alice D. Rosenblatt	Executive Vice President, Integration Planning and Implementation and Chief Actuary
W. Toliver Besson	Partner, Paul, Hastings, Janofsky & Walker
Roger E. Birk	Retired
Sheila P. Burke	Undersecretary for American Museums & National Programs of the Smithsonian Institution
William H.T. Bush	Chairman, Bush — O'Donnell & Company, Inc.
Jane G. Pisano	President and Director, The Natural History Museum of Los Angeles County
Julie A. Hill	President and owner, Hiram-Hill Development Company
Elizabeth A. Sanders	Consultant
Warren Y. Jobe	Retired

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SCHEDULE 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.